EXHIBIT 99.1

Canagold Resources Ltd. Announces Closing of $3.22M Charity Flow Through Financing

Vancouver, B.C. – March 4, 2025 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the "Company" or "Canagold"), is pleased to announce it has closed a charity flow-through financing. The Company issued 9,200,000 common shares of the Company (each a “FT Share”) that qualify as flow-through shares for the purposes of the Income Tax Act (Canada) at a price of $0.35 per FT Share for total gross proceeds of $3,220,000 (the “Offering”).

The gross proceeds from the issuance of FT Shares will be used to incur "Canadian exploration expenses" as such term is defined under subsection 66.1(6) of the Income Tax Act (Canada) and will qualify as "flow-through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia) at the Company’s New Polaris project.

The Company received conditional approval from the Toronto Stock Exchange (the “TSX”) for the Offering on February 24, 2025 and is currently seeking final approval.

No finder‘s fees were paid in connection with the Offering. The FT Shares were issued on a private placement basis and are subject to a hold period of four months and one day following the closing date of the Offering, expiring on July 5, 2025.

Under the Offering, Sun Valley Investments AG (“Sun Valley”) purchased 3,680,000 common shares. Goldlogic Corp., an affiliate of Sun Valley, purchased 920,000 common shares, with a third investor purchasing the remaining common shares. Prior to the closing of the Offering, Sun Valley beneficially owned 68,459,133 common shares and Goldlogic Corp. owned 15,579,000 common shares, which in the aggregate represents 48.16% of the Company’s total issued and outstanding common shares. Following the closing of the Offering, Sun Valley beneficially owns 72,139,133 common shares and Goldlogic Corp. owns 16,499,000 common shares, representing in the aggregate 48.25% of the Company’s total issued and outstanding common shares.

As Sun Valley is an insider of the Company, the Offering is a “related party transaction” as this term is defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemption from valuation requirement and minority approval pursuant to subsection 5.5(a) and 5.7(a) of MI 61-101, respectively, for the insider participation in the Offering, as the FT Shares do not represent more than 25% of the Company’s market capitalization, as determined in accordance with MI 61-101.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts to help unlock significant value for all Canagold shareholders.

For further information, please contact:

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com

(604)-685-9700

www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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